UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

MYSON, INC.

(Name of Registrant)

Oklahoma	000-56333	87-1614433
State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.

3625 Cove Point Drive

Salt Lake City UT 84109

(Address of Principal Executive Offices)

(801) 209-0740

(Registrant’s Telephone Number)

John B. Lowy, Esq.

1345 Avenue of the Americas, 2d Floor

New York, NY 10105

(212) 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

MYSON, INC.

3625 Cove Point Drive

Salt Lake City, UT 84109

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement pursuant to Rule 14f-1 (the “Notice”) is being furnished to all holders of record of common stock of Myson, Inc. (the “Company”) at the close of business on May 20, 2022 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors pursuant to the terms of the Stock Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about May 23, 2022.

Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and contains certain biographical and other information concerning our executive officer and director after completion of the Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On May 17, 2022, the G. Reed Petersen Revocable Trust (the “Seller”), the owner of all 1,000 issued and outstanding Series A Preferred Shares (the “Shares”) of Myson, Inc. (the “Company”) sold the Shares to Reddington Partners, LLC, a California limited liability company (the “Purchaser), for $495,000, pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”). The Shares are convertible into 10,000,000 common shares, which would then be approximately 98.7% of the common shares of the Company which would be issued and outstanding after conversion. The Shares vote as 100,000,000 common shares. G. Reed Petersen, currently the Company’s sole officer and director, has agreed to appoint as the sole director of the Company the following person: Henrik Rouf (the “Designee”). As a result, there will be a change of management of the Company. It is intended that the change of management will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company’s common stockholders. There is no family relationship or other relationship between the Seller and the Purchaser.

In connection with the sale under the Stock Purchase Agreement, Mr. Petersen has agreed to resign from the Company’s Board of Directors, and has agreed to appoint the Designee as the sole director of the Company, subject to the filing and dissemination of this Information Statement and the passage of the 10-day period set forth in SEC Rule 14f-1. As a result thereof, the Designee will then become the sole director of the Company, on or about June 6, 2022.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 480,000,000 shares of common stock, par value $.00001 per share, of which 133,284 common shares are issued and outstanding, and 20,000,000 shares of Series A Preferred Stock, $.00001 par value, 1,000 of which Shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS AND THE DESIGNEES

Set forth below is information about the current director and executive officer of the Company:

Name	Age	Positions with the Company

G. Reed Petersen	76	Director, CEO, CFO, Secretary

For more than the past five years, Mr. Petersen has been an investor in smaller public companies.

Set forth below is information about the Designee upon completion of change of control of the Company:

Name	Age	Position(s) with the Company

Henrik Rouf	54	Director, CEO, CFO and Secretary

Henrik Rouf, an international financier, has over 30 years of experience in the global financial services industry as a securities professional. From 1996 through 2003, Mr. Rouf was Co-Founder and Managing Partner of Impact Capital in San Francisco, in charge of the private placement division of the company. From 1991 through 1996, Mr. Rouf was Senior Portfolio Manager of PVH Fund Managers, a London-based hedge fund. Mr. Rouf started his career in 1986 with Den Danske Bank in Copenhagen, Denmark. In early 2004, he launched a new Beverly Hills-based Merchant Bank, PacificWave Partners, serving as President and overseeing that company’s overall investment banking practice, including origination, structuring and financing of both privately-held and publicly traded emerging growth companies in the North America, Asia and Europe. PacificWave Partners has a representative office in Luxembourg.

Directors are elected by the shareholders, or in the case of a vacancy, are elected by the Directors then in office, to hold office until the next general meeting of shareholders of the Company and until their successors are elected and qualify or until their earlier resignation or removal. There has not been a meeting of the Company’s shareholders since its incorporation in Oklahoma in July, 2021.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, neither our current director nor the Designee nor the Purchaser has been:

●

the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; or

●	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the sole director and executive officer of the Company, prior to the closing of the Stock Purchase Agreement. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name of Beneficial Owner	Beneficial Ownership of Common shares		Percentage ownership of Common Shares	Common Stock Beneficially Owned (1)	Percentage of Common Stock Owned (1)
G. Reed Petersen Revocable Trust	10,000,000	(1)	98.7%	19,000	.004%

Directors and Officers (1 person)	10,000,000	(1)	98.7%	19,000	.004%

					%

					%

(1)

Applicable number of shares and percentage ownership is based on conversion of the 1,000 Series A Preferred Shares into 10,000,000 common shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Preferred Stock that are currently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and Series A Preferred Stock, and (ii) by the sole director and executive officer of the Company, immediately after the closing of the Stock Purchase Agreement, and assuming the resignation of the sole current officer and director, and the appointment of the Designee as the Company’s sole officer and director, effective on or about May 30, 2022. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner
Reddington Partners LLC (1) (2)	10,000,000 common shares	98.7%

All directors and officers as a group (1 person)	10,000,000 common shares	98.7%

			37.7%

			32.3%

(1)	Applicable number of shares and percentage ownership is based on conversion of the 1,000 Series A Preferred Shares into 10,000,000 common shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Preferred Stock that are currently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	The beneficial owner of the 1,000 Series A Preferred Shares is Henrik Rouf. As a result of this ownership and the super voting rights provided by the Series A Preferred Shares, Mr. Rouf may elect all directors and otherwise control the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Since the Company’s incorporation in July, 2021, no director or executive officer received any compensation from the Company.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. These functions are currently performed by the Board of Directors, which currently consists of one person. We do not have an audit committee charter or nominating committee charter.

Our Board of Directors does not currently have an expressed policy with regard to the consideration of any director candidates recommended by stockholders because the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our Board of Directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for director nominees from any stockholders.

Neither our current director, nor the Designee following the change of control, are “independent” directors under the OTC Markets Rules.

Board Meetings

Since the Company’s incorporation in July, 2021, our Board of Directors did not hold any meetings, and all actions were by written consent. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to the Company at 7950 W. Sunset Blvd., Suite 629, Los Angeles, CA 90046, Attention: Henrik Rouf, CEO.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities and as disclosed in this Information Statement, neither the current sole director and officer, nor the Designee, nor holders of more than ten percent of the Company’s outstanding Common or Preferred Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since July, 2021, in any transaction or proposed transaction which may materially affect the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Henrik Rouf
May 18, 2022	Henrik Rouf, Incoming CEO